Exhibit 99.1

ANNOUNCEMENT

Only to be used within the Republic of Argentina

ANNOUNCEMENT OF TENDER OFFER

CABLEVISIÓN HOLDING S.A.
ANNOUNCES MANDATORY TENDER OFFER

in respect of

CLASS B COMMON SHARES

listed on the BYMA

issued by

TELECOM ARGENTINA S.A.

Application shall be made to the Comisión Nacional de Valores to make a mandatory tender offer in accordance with all applicable rules and regulations, not later than ten (10) business days after the last date of publication of this announcement, and, therefore, no authorization has been given yet in respect thereof. Thus, any information herein contained is subject to amendment and modification and cannot be deemed as final.

Pursuant to the provisions of Article 87 and subsequent sections of Argentine Law No. 26,831 (as amended by Law No. 27,440, the “Capital Markets Law”), and Section II, Chapter II, Title III, of the rules of the Argentine Securities Commission, or Comisión Nacional de Valores the (“CNV”) (“CNV Rules”, and together with the Capital Markets Law, the “OPA Rules”) in connection with mandatory tender offers in case of change of control, having effectively obtained a controlling interest in Telecom Argentina S.A. (“Telecom”), Cablevisión Holding S.A. (“CVH” or the “Offeror”) promotes and formulates a mandatory tender offer for all Class B common shares issued by Telecom which are listed on the Buenos Aires Securities Market, or Bolsas y Mercados Argentinos S.A. (“BYMA”) (including outstanding Class C common shares of Telecom that have been converted into Class B common shares before the Term Expiration Date, free and clear of all liens, pledges or precautionary measures and are not directly or indirectly owned by the Offerors (as defined below) at the moment of the tender offer (the “Shares”) (the “OPA”). The OPA is subject to the terms and conditions to be indicated in the prospectus (the “Prospectus”).

Additionally, notwithstanding the fact that Fintech Telecom, LLC (“FT”) is not obligated to promote, formulate or launch an OPA pursuant to the OPA Rules and has not taken part in the determination and formulation of any of the terms and conditions of the OPA, in accordance with section 6.7 of the TEO Shareholders Agreement (as defined below) FT has undertaken to pay and acquire 50% of the Shares tendered in the OPA

(notwithstanding the right of CVH to acquire by itself the first 43,073,760 Shares). Therefore, FT will jointly participate with the Offeror as a co-offeror (the “Co-offeror” and together with the Offeror, “the Offerors”) of the OPA with the defined scope of this announcement. See “Background and Purpose of the OPA.”

1.              Background and Purpose of the OPA.

The Offeror was incorporated on September 28, 2016, for a term of 99 years. The bylaws were notarized on December 11, 2016 and registered with the Argentine Public Registry of Commerce (Inspección General de Justicia or the “IGJ”) on April 27, 2017 under No. 7925, Book 83 of Corporations. The Offeror was established through a corporate split up process according to the Argentine General Corporations Law No. 19,550 (as amended, the “General Corporations Law”), whereby Grupo Clarín S.A. split up its cable television, data cable transmission, broadband and mobile businesses and allocated them to the formation of the Offeror. The class B shares issued by CVH are listed on the BYMA. Additionally, outside of Argentina, JPMorgan Chase Bank N.A. has issued securities denominated as “Global Depositary Shares” that represent certain rights with respect to class B shares of CVH. Said “Global Depositary Shares” are listed on the London Stock Exchange.

The Co-Offeror is a Limited Liability Company incorporated under the laws of the State of Delaware, United States, and has been registered with the Provincial Department of Legal Persons of the Province of Buenos Aires, in accordance with the terms of Article 123 of the General Corporations Law, on December 30, 2013, pursuant to Resolution 10018 of said department. It is domiciled at 1209 Orange Street, Wilmington, Delaware, United States. Its domicile in Argentina, for purposes of Article 123 of the General Corporations Law, is General Juan Lavalle 2243, Florida, Vincente López, Province of Buenos Aires.

As timely informed to regulators and the markets, on June 30, 2017, Telecom and Cablevisión S.A. (“Cablevisión”) executed a preliminary merger agreement (the “Preliminary Merger Agreement”) whereby Telecom, in its capacity as absorbing company, would absorb Cablevisión, which would be dissolved without liquidation pursuant to the provisions of Articles 82 and 83 of the General Corporations Law and ad referendum of the corporate and regulatory approvals (the “Merger”). On October 31, 2017, Telecom and Cablevisión executed the definitive merger agreement (the “Final Merger Agreement”) and after the applicable conditions precedent were satisfied, the Merger became effective on January 1, 2018 in accordance with the terms of the Final Merger Agreement. As of the date hereof, the National Communications Agency (Ente Nacional de Comunicaciones, or “ENACOM”) approved the Merger. The authorization of the economic concentration generated by the Merger by the National Antitrust Commission (Comisión Nacional de Defensa de la Competencia or “CNDC”) and the administrative consent of the Merger by the CNV and its corresponding registration with the Inspección General de Justicia, remain pending.

On January 1, 2018, Cablevisión merged into Telecom, with Telecom being the surviving entity. As a result of the Merger, all of the equity of Cablevisión (including all of its assets, liabilities and operations) were transferred to Telecom, in accordance with the terms of the Preliminary Merger Agreement and the Final Merger Agreement, in exchange for which Telecom increased its capital stock in ordinary shares that were delivered to the shareholders of Cablevisión (CVH, VLG Argentina, LLC (“VLG”) and FT) for said contribution. The Offeror, as controlling shareholder of Cablevisión through its direct and indirect holdings, became the controlling shareholder of Telecom as a result of the combination of two factors (i) the receipt of new common shares of Telecom upon effectiveness of the Merger (including the receipt of common shares pursuant to a call option granted on July 7, 2017), which resulted in the Offeror directly and indirectly owning an interest equivalent to 39.08% of the outstanding Telecom capital stock and (ii) the terms of the Telecom shareholders agreement subscribed among CVH, VLG, GC Dominio S.A., Fintech Media, LLC, Fintech Advisory, LLC, and FT (“TEO Shareholders Agreement”), which grants the Offeror the right to appoint the majority of the Board of Directors of Telecom.

The purpose of the promotion and formulation of this OPA is to comply with the terms of Article 87 et seq. of the Capital Markets Law. Class C shares issued by Telecom are not subject to the OPA, as they are subject to special rules of ownership and transfer under the employee benefit plan created by Telecom, pursuant to which only Telecom employees can be owners of said shares and as a result cannot be acquired by the Offerors, except to the extent that they are converted by a holder of Class C shares into Shares prior to the Term Expiration Date, in which case they shall be subject to this OPA.

The Offeror’s Board of Directors approved the promotion and formulation of the OPA by resolution dated June 21, 2018, whereby the Offeror also declared that it will have access to sufficient funds to pay the OPA Price (as defined below) corresponding to the Shares to be acquired by the Offeror pursuant to the OPA.

The Co-Offeror’s Board of Directors approved its participation as a co-offeror in the OPA in the context of its obligation to CVH under the TEO Shareholders Agreement by resolution dated June 21, 2018, whereby the Co-Offeror also declared that it will have access to sufficient funds to pay the OPA Price corresponding to the Shares to be acquired by the Co-Offeror pursuant to the OPA.

The payment of the OPA Price by the Offerors will be guaranteed, pursuant to CNV Rules.

2.              OPA Price.

The price payable for each Share duly tendered by its holder to be acquired by the Offerors during the Offer Period (as defined below) is Ps. 110.85 per Share (less any cash dividend as may be payable by Telecom from the date of this announcement to the date of actual payment of the OPA Price and other costs such as fees for transfer, rights, services, commissions, taxes, rates or contributions) (the “OPA Price”). The Offeror has obtained the reports of two independent financial advisors in respect of the applicable method for determining the OPA Price. These reports will be submitted to the CNV along with the mandatory tender offer application and will be available to investors through the CNV website. The OPA Price shall be payable in Pesos in Argentina no later than 5 business days following the expiration of the Offer Period. Tendering holders of Shares may be requested to identify their corresponding capital gain tax situation pursuant to Law No. 26,893 (as amended) so that applicable tax withholdings are retained.

The Offeror appointed Banco Itaú Argentina S.A. Agente de Liquidación y Compensación y Agente de Negociación — Integral, License No. ALyC and AN Integral No. 70 assigned by the CNV as agent for the OPA (the “Agent”), whose offices will make available copies of this announcement and the Prospectus.

3.              Term and Conditions to Accept the OPA.

Pursuant to applicable rules and regulations, the OPA shall be effective for a general term of 20 business days (the “General Term”) plus an additional 5 business day-period (the “Additional Term”). The start date of the General Term will be announced through a new announcement by this means once the authorization by the CNV for the commencement of the Offer Period has been obtained and all other essential requirements to which the execution of the OPA is subject to have been effectively fulfilled. Upon the expiration of the General Term, the Additional Term will be granted, which shall be 5 business days from the date of the expiration of the General Term, so that any such shareholders who may have not tendered its Shares under the OPA during the General Term may do so within the Additional Term (the date of expiration of the Additional Term, referred to as the “Term Expiration Date”). The Offeror may extend the General Term and/or the Additional Term pursuant to applicable rules (in which case the “Term Expiration Date” shall be such date on which the Additional Term after the extended General Term and/or extended Additional Term, shall have expired). The “Offer Period” shall be the period between the beginning of the General Term and the Term Expiration Date. Upon expiration of the Additional Term (considering any extension thereof pursuant to the foregoing sentence, if any), the OPA shall expire and no further acceptance shall be valid under the OPA. The OPA shall be voluntarily accepted by shareholders and shall cover all Shares other than those held by the Offerors on the Term Expiration Date, and the Offerors’ obligations under the OPA are not conditioned to any maximum or minimum amount or percentage of Shares. Accepting shareholders shall comply with all such steps as shall be set forth in the Prospectus in order to evidence their acceptance and submit all and any documents to the Agent of the OPA as are therein described.

4.              Essential Requirements of the OPA.

The OPA shall be an irrevocable offer, and shall not be amended, revoked or otherwise cease to be in force and effect, other than in accordance with the terms hereof and with the terms of the Prospectus of the OPA and any applicable rules and regulations. Notwithstanding the above and the promotion and formulation of the OPA, the execution of the OPA is subject to the prior fulfillment of certain essential requirements. Among other essential requirements to be set forth in the Prospectus, the execution of the OPA is subject to the occurrence of the following prior to the Offer Period: (i) approval by the CNV of the OPA shall have been obtained and shall be in full force and effect on terms proposed by the Offeror; (ii) the OPA, or the development of the process or procedures thereof, shall not have been partially or wholly prevented or obstructed by any action, order, decision or other measure issued by any government or governmental, regulatory or administrative agency or authority or tribunal or other judicial authority of competent jurisdiction; (iii) the Merger shall have been administratively consented by the CNV and registered with the Inspección General de Justicia, including the capital increase and the amendment to the bylaws of Telecom approved in the shareholders meeting held on August 31, 2017; and (iv) the economic concentration generated by the Merger shall have been approved by the CNDC, and, in the event any conditions are imposed, such conditions shall have been accepted by Telecom, the Offerors and/or their controlling and related parties.

5.              Other Considerations.

The final terms and conditions of the OPA shall be described in the Prospectus and in any other document in connection with the OPA, which will be published pursuant to the CNV Rules once the CNV grants it authorization for the launch of the OPA in accordance with the Capital Markets Law.

This announcement is dated June 21, 2018

*  *  *

This Notification is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offerors have not yet commenced a tender offer for the Shares. If required by applicable law and solely upon the fulfilment of certain essential requirements outlined therein, the Offerors intend to file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO, and Telecom would file a Solicitation Recommendation on Schedule 14D-9. Holders of the Shares and American Depository Receipts representing the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission — www.sec.gov. In addition, if and when filed, the Offerors will provide copies of such documents free of charge to holders of the Shares.